Olin Corporation
190 Carondelet Plaza, Suite 1530
Clayton, Missouri 63105-3443
(314) 480-1400

April 27, 2010

Via EDGAR and Facsimile

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Olin Corporation – Form S-3/A
(File No. 333-101029) (CIK: 0000074303)

Ladies and Gentlemen:

Olin Corporation (the “Company”) hereby requests that its Rule 477 registration withdrawal request dated April 27, 2010 (the “Request”), filed with the Securities and Exchange Commission be withdrawn.  The Request was intended to withdraw an amendment and was inadvertently submitted pursuant to the EDGAR tag “RW” when it was filed on the EDGAR system.  The Request should have been filed under the EDGAR tag “AW.”  The Company intends to refile the Request as soon as possible under the correct tag.

If you have any questions with respect to this request, please call Mary Anne O’Connell of the law firm of Husch Blackwell Sanders LLP at (314) 480-1715.

OLIN CORPORATION

By:	/s/ George H. Pain
George H. Pain
Vice President, General Counsel and Secretary